SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                     SEC File Number:  000-52636
                                                     CUSIP Number:     641267109

(Check One):
|_| Form 10-K      |_| Form 11-K      |_| Form 10-D
|_| Form 20-F      |X| Form 10-Q      |_| Form N-SAR      |_| Form N-CSR

For period ended March 31, 2009
                 -----------------

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the transition period ended ___________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________

PART I--REGISTRANT INFORMATION

      Full name of registrant:                 Nevada Gold Holdings, Inc.

      Former name if applicable:               Nano Holdings International, Inc.


      Address of principal executive office:   1265 Mesa Drive


      City, State and Zip Code:                Fernley, NV  89408

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PART II--RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

  |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the "Report") by the prescribed date of May 15, 2009, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report. The registrant intends to file its Report on or prior to the fifteenth calendar day following the prescribed due date.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact with regard to this notification.

      Barrett S. DiPaolo Esq.                         (212)        400-6900
            (Name)                                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No


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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The registrant was incorporated on October 7, 2009, and therefore there is no corresponding period for the last fiscal year. The following represent preliminary estimates of results of operation for the quarter ended March 31, 2009, and are subject to change: During the three months ended March 31, 2009, we incurred general and administrative expenses of $158, 283. The expenses were primarily legal, accounting and other professional fees incurred in connection with our reverse merger with Nevada Gold Enterprises, Inc. and the related public filings. This resulted in a net loss of $158,283 for the three months then ended.


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                           Nevada Gold Holdings, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: May 15, 2009


                                    By: /s/ David C. Mathewson
                                        ----------------------------------------
                                    Name:  David C. Mathewson
                                    Title: President and Chief Executive Officer


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